EXHIBIT 99.1

YM BioSciences, Q3 2005 Letter to Shareholders

Dear Shareholders,

YM has delivered another exceptional quarter. TheraCIM hR3 yielded unprecedented results from a Phase II trial in children with brain cancer who had failed all other treatments. Furthermore, YM has been advised that the licensee of TheraCIM hR3 in China obtained approval for the drug in that country, making a total of four countries that have approved the drug. For the pivotal Phase III trial of our lead drug, tesmilifene, recruitment approached 50% of the targeted 700 patients and, as this letter goes to print, this milestone has now been surpassed. Finally, negotiations for the acquisition of DELEX Therapeutics were engaged in the quarter and the transaction was completed post-quarter end, adding an additional late-stage product to our pipeline.

Enrollment for our tesmilifene breast cancer registration trial continued as planned, with an additional 144 patients enrolled during the quarter. By the end of the third quarter, a total of 320 patients had been randomized to the trial and by May 12th, 414 patients, more than half of our enrolment target, had been randomized from 18 countries in 102 hospitals which are now participating in the trial. Based on the outstanding performance of our clinical trial centers in enrolling patients, we continue to be highly confident that total enrollment of the 700 patients planned for the trial will be completed by calendar third quarter of 2005 and include some 109 hospitals.

However, we may not need to wait until the results from a fully enrolled trial are available, thanks to the application of the Sequential Analysis agreed to with the FDA. If, on a first interim analysis of data likely to occur around mid-calendar 2006, our median survival results mirror those from the initial tesmilifene phase III trial, we could be in position to submit tesmilifene for FDA approval in late calendar 2006 or early 2007.

During the quarter, we also expanded the development program for tesmilifene into gastric cancer through a partnership with the Shin Poong Pharmaceutical Company of Seoul, Korea. We are continuously exploring additional possible relationships in order to realize our strategy of expanding tesmilifene's market potential both geographically and by demonstrating its efficacy in additional cancer patient populations beyond metastatic breast and hormone-refractory prostate cancer, the indications on which clinical trials have concentrated to date. We are also making progress towards establishing the potentiating ability of our drug with additional chemotherapy classes, completing the protocol for a trial in metastatic breast cancer in combination with Taxotere® in the quarter and receiving approval to initiate this trial, for which patient screening is underway.

We continued to make great progress during the quarter with our humanized monoclonal antibody targeting the EGF receptor, TheraCIM hR3 (nimotuzumab or “Theraloc” in Europe). Our European partner, Oncoscience AG, reported that a Phase II trial in children with brain cancer (glioma) utilizing TheraCIM hR3 as a monotherapy achieved an overall response rate of 35.3%.  Moreover, of the six children with pontine glioma, a form of the disease that is particularly aggressive and generally resistant to treatment, four responded to treatment with ThearCIM hR3. Consistent with all of the previous trials conducted with TheraCIM hR3, no skin toxicity or allergic reactions were reported.

These results, along with the awarding of Orphan Drug Designation for glioma by the FDA for the U.S. in the previous quarter, were followed by the FDA issuing an IND for a single-patient clinician sponsored trial using TheraCIM hR3, an important advancement in our U.S. regulatory strategy for the drug. In addition to this trial, Oncoscience AG continues to enroll patients in a monotherapy trial for TheraCIM hR3 in metastatic pancreatic cancer and anticipates completing its first clinical assessment in mid-2005 following a review of the first 30 patients. Oncoscience is in discussion with regulatory authorities for a randomized Phase III pivotal trial in glioma which, if successful, could lead to registration of the drug in this indication as early as 2007. YM is also planning additional trials in lung cancer and/or a confirmatory multinational adult glioma trial for TheraCIM hR3.

During the quarter we were pleased to be advised that negotiations for the approval of TheraCIM hR3 in China were underway and subsequently successful. TheraCIM hR3 was approved in China for the treatment of nasopharyngeal carcinomas in combination with radiotherapy. TheraCIM hR3 has also been approved in Argentina, Columbia and Cuba for the treatment of head and neck tumors in combination with radiotherapy. Although YM’s licensing rights for TheraCIM hR3 do not extend into those territories, this is important validation for this drug both for its therapeutic value and its regulatory development in North America, Europe and Japan.

YM’s business model is to evaluate and in-license or acquire promising product candidates and advance them through the regulatory and clinical processes, ultimately partnering to market and manufacture successful products and begin to realize their value for our shareholders. Consistent with this model, subsequent to the end of the quarter we acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing inhalation-delivered fentanyl products to treat cancer pain.

DELEX’s lead product is AeroLEF™, a proprietary technology for the treatment of acute and breakthrough pain. AeroLEF™ targets the approximately $3 billion market for fentanyl-based products to treat cancer pain. This market is driven by the total number of patients suffering from cancer pain, which in the U.S. exceeds the combined number of patients with the 50 most common cancers. AeroLEF™ is designed to deliver both rapid onset of relief as well as sustained relief, an advanced approach to treating pain that uniquely addresses the broader fentanyl market rather than a single subset. The product has completed preliminary efficacy trials and will undergo further Phase II efficacy trials in 2005. The company acquired is sufficiently funded to be able to take AeroLEF through these trials, after which, if they are successful, a Phase III trial will be initiated in 2006.

This acquisition significantly enhances our portfolio of late-stage cancer-focused products. By concentrating on the entire cancer market and diversifying our pipeline across technologies and target populations, we are providing our shareholders with numerous opportunities to realize value while mitigating risk. We routinely see opportunities to further broaden our product portfolio, and will continue to explore these opportunities on your behalf.

As we near the end of fiscal 2005, we are poised to enter the new fiscal year with a broad, diverse pipeline focused on the entire cancer market and that will generate a substantial volume of news flow over the coming months. We have an active year ahead and look forward to sharing our progress with you moving forward. On behalf of the Board of Directors and management team at YM BioSciences, we thank you for your support.

Sincerely,

David G.P. Allan,
Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and nine months ended March 31, 2005 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto included in our 2004 Annual Report.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. All amounts presented are in Canadian dollars unless otherwise stated.

Nature of Operations
The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from external basic and applied research. The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets.

Results of Operations
Revenue from out-licensing was $34,461 for the quarter and $696,327 for the year-to-date (“YTD”). Revenue comes from the agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) last July with respect to products relating to HER-1 and TGFa and from an agreement with Shin Poong signed in January to sublicense tesmilifene for South Korea. Interest revenue was $168,647 for the quarter and $496,779 YTD compared to $120,441 for the same quarter last year and $225,203 for YTD last year as a result of having more cash on hand this year than last, primarily as a result of financing activities.

Total expenditures for the quarter and YTD ended March 31, 2005 were $4,483,146 and $10,443,903 respectively compared to $3,138,782 and $5,268,784 respectively for the same periods last year. Licensing and Product Development expenses were $2,996,789 for the quarter and $6,440,255 for the YTD compared to $2,244,723 and $3,134,146 respectively for the same periods a year ago. This year includes increased expenditures for the development of tesmilifene of approximately $2,660,000 for the quarter and $5,160,000 for the YTD; the main component is the Phase III clinical trial in patients with metastatic and recurrent breast cancer that commenced in March a year ago. General and Administrative expenses for the quarter and YTD were $1,486,357 and $4,403,648 up from $894,059 and $2,134,638 for the same periods in the prior year, due to employee stock options expensed, increased investor relations expenses and the cost of obtaining and maintaining a listing on AMEX. The Corporation’s stock began trading on AMEX on October 1, 2004.

The gain on foreign exchange of $4,415 for the quarter and loss of $123,689 for the YTD results from the translation of funds held in foreign currencies.

Net loss for the quarter was $4,277,762 and for the year-to-date was $9,376,625 compared to $2,264,464 and $4,375,704 respectively for the same periods last year.

Subsequent event
On May 2, 2005, the Company completed the acquisition of Delex Therapeutics Inc. ("Delex"), a private company developing technology for the treatment of pain. The transaction is being accounted for as an acquisition of assets. The total purchase price approximated $10,000,000 excluding contingent consideration based on the achievement of certain milestones as discussed further below. The acquisition is structured such that the Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders, the working capital in Delex and the Delex shares. 4,603,174 of such common shares are to be held in escrow for the benefit of the Delex shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000) will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The remaining 2,777,778 escrowed shares will be released from escrow upon achievement of specific milestones with respect to Delex technology and will be measured at the fair value of the Company's common shares at the time of the achievement of the respective milestone: 396,825 upon regulatory approval for a Phase II clinical trial; 634,921 upon entering a collaboration or other licensing arrangement; 1,111,112 upon initiation of the first Phase III clinical trial; and 634,920 upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the Delex shareholders.

SUMMARY OF QUARTERLY RESULTS
	AS PREVIOUSLY REPORTED			RESTATED
	Revenue	Net Loss(1)	Basic and diluted loss per Common Share(1)	Net Loss(1)	Basic and diluted loss per Common Share(1)

March 31, 2005	$ 203,108	$ 4,277,762	$0.12
December 31, 2004	$ 521,524	$ 2,830,164	$0.08
September 30, 2004	$ 468,474	$ 2,268,699	$0.08
June 30, 2004	$ 121,983	$ 3,047,917	$0.10	$ 3,402,195	$0.12
March 31, 2004	$ 120,441	$ 1,950,000	$0.08	$ 2,264,464	$0.10
December 31, 2003	$ 53,156	$ 1,185,260	$0.07	$ 1,275,168	$0.07
September 30, 2003	$ 51,607	$ 723,580	$0.04	$ 836,072	$0.05
June 30, 2003	$ 61,436	$ 1,095,643	$0.08	$ 1,208,135	$0.09

(1) Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. (See Changes in Accounting Policies.)

Liquidity and Capital Resources
Since its inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issues. Since the Corporation does not have net earnings from its operations, the Corporation’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,972,307). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Corporation issued warrants to the underwriters entitling the holders to purchase 693,167 units at the offering price for a period of 36 months after the date of issue.

As at March 31, 2005 the Corporation had cash and short-term deposits totaling $31,081,073 and payables and accrued liabilities totaling $1,018,028 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004. Management expects that the current cash reserves will be sufficient to fund the Corporation’s current development program through the end of the 2006 fiscal year.

On September 29, 2004 the Corporation's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Corporation's common shares in the United States under the Securities Exchange Act of 1934, as amended. The Corporation's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 we filed a registration statement on Form F-1 (and have kept it current) to register the sale, from time to time, by certain US shareholders of certain securities issued to US purchasers in connection with the December 2003 and September 2004 financings.

Critical Accounting Policies And Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: the amount of development expenditures expensed vs. capitalized; the fair value of options and share purchase warrants; and the income tax valuation allowances.

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

The Corporation and our joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not “more likely than not” that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

Changes in Accounting Policies

Prior to July 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options awarded to non-employees and applied the settlement method of accounting to stock options awarded to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase the net loss by $170,605 (2004 - $157,232) and $516,760 (2004 - $303,386) for the three and nine months ended March 31, 2005 and 2004 respectively with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the basic and diluted loss per share by $0.01 for each of the nine months ended March 31, 2005 and 2004. There was no impact to basic and diluted loss per share for the three-month periods ended March 31, 2005 and 2004.

Revenue recognition. Out-licensing revenue is recognized when conditions and events under agreements have been met and the collection is reasonably assured. Current period revenue is comprised of two non-refundable payments received from an out-licensing agreement and two months’ revenue from another non-refundable payment amortized over 36 months.

Accounting guideline 15 dealing with Variable Interest Entities became effective on January 1, 2005. This new method of accounting does not have any impact on the consolidated financial statements.

Other MD&A Requirements

Outstanding Share Data as at March 31, 2005:		Number

Common shares	$77,512,058	35,150,590
Warrants	$5,319,607	10,757,507
Note: If all warrants were to be exercised, 10,757,507 shares would be issued for an aggregate consideration of $31,562,000.

Additional information relating the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: May 6, 2005

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Three months and nine months ended
March 31, 2005 and 2004
(Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	March 31,	June 30,
	2005	2004
Assets		(Restated - note 2)

Current assets:
Cash and cash equivalents (note 4)	$1,049,702	$5,493,907
Short-term deposits	30,031,371	14,893,951
Marketable securities	17,576	19,715
Accounts receivable and prepaid expenses	137,582	463,838
	31,236,231	20,871,411

Capital assets	16,042	11,381
	$31,252,273	$20,882,792
Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$773,876	$993,272
Accrued liabilities	244,152	170,439
Current portion of deferred revenue	206,770	-
	1,224,798	1,163,711

Deferred revenue	379,079	-

Shareholders' equity:
Share capital (note 6)	77,512,058	59,841,914
Share and unit purchase warrants	5,319,607	3,627,239
Contributed surplus	1,085,955	569,195
Deficit accumulated during the development stage	(54,269,224)	(44,319,267)
	29,648,396	19,719,081
Commitments (note 7)
Subsequent event (note 8)
	$31,252,273	$20,882,792

See accompanying notes to interim consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005
		(Restated - note 2)		(Restated - note 2)	(Restated - note 2)

Out-licencing revenue (note 5)	$34,461	$-	$696,327	$-	$696,327
Interest income	168,647	120,441	496,779	225,203	3,285,197
	203,108	120,441	1,193,106	225,203	3,981,524
Expenses:
General and administrative	1,486,357	894,059	4,003,648	2,134,638	18,837,019
Licencing and product development	2,996,789	2,244,723	6,440,255	3,134,146	37,316,642
	4,483,146	3,138,782	10,443,903	5,268,784	56,153,661
Loss before the undernoted	(4,280,038)	(3,018,341)	(9,250,797)	(5,043,581)	(52,172,137)

Net gain (loss) on marketable securities	(2,139)	638,332	(2,139)	638,332	(1,175,965)

Unrealized gain (loss) on foreign exchange	4,415	115,545	(123,689)	29,545	(123,689)
Loss before income taxes	(4,277,762)	(2,264,464)	(9,376,625)	(4,375,704)	(53,471,791)

Income taxes	-	-	-	-	7,300

Loss for the period	$(4,277,762)	$(2,264,464)	$(9,376,625)	$(4,375,704)	$(53,479,091)

Basic and diluted loss per common share	$(0.12)	$(0.10)	$(0.28)	$(0.22)

Weighted average number of common shares outstanding	35,058,608	22,427,475	32,942,273	19,952,844

See accompanying notes to interim consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005
		(Restated - note 2)		(Restated - note 2)	(Restated - note 2)

Deficit, beginning of period:
As previously reported	$(49,991,462)	$(38,533,600)	$(43,779,888)	$(36,411,810)	$-
Adjustment to reflect change in accounting for employee stock options	-	(205,009)	(539,379)	(58,855)	-
As restated	(49,991,462)	(38,738,609)	(44,319,267)	(36,470,665)	-

Cost of purchasing shares for cancellation in excess of book value	-	-	(573,332)	(156,704)	(790,133)

Loss for the period	(4,277,762)	(2,264,464)	(9,376,625)	(4,375,704)	(53,479,091)

Deficit, end of period	$(54,269,224)	$(41,003,073)	$(54,269,224)	$(41,003,073)	$(54,269,224)

See accompanying notes to interim consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005
		(Restated - note 2)		(Restated - note 2)	(Restated - note 2)

Cash provided by (used in):

Operating activities:
Loss for the period	$(4,277,762)	$(2,264,464)	$(9,376,625)	$(4,375,704)	$(53,479,091)
Items not involving cash:
Depreciation	1,010	-	2,730	14,910	261,677
Gain on sale of marketable securities	-	(638,332)	-	(638,332)	(638,332)
Unrealized loss on marketable securities	2,139	-	2,139	-	1,814,297
Stock-based compensation (note 2)	170,605	157,232	516,760	319,636	1,085,955
Non-cash issuance of warrants	192,750	-	192,750	-	192,750
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	108,171	(39,975)	326,256	34,212	(137,582)
Accounts payable, accrued liabilities and deferred revenue	790,478	958,392	440,166	1,138,006	1,603,877
	(3,012,609)	(1,827,147)	(7,895,824)	(3,507,272)	(49,296,449)
Financing activities:
Net proceeds from issuance of shares and warrants	-	-	18,972,307	17,047,001	80,964,645
Exercise of warrants	312,965	-	312,965	-	312,965
Exercise of options	-	27,125	91,067	27,125	1,635,442
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	(779,909)	(230,379)	(1,029,678)
	312,965	27,125	18,596,430	16,843,747	79,253,002

Investing activities:
Purchase of short-term deposits	(30,031,371)	(14,893,951)	(30,031,371)	(14,893,951)	(44,925,322)
Redemption of short-term deposits	-	-	14,893,951	-	14,893,951
Proceeds on sale of marketable securities	-	1,402,239	-	1,402,239	1,402,239
Additions to capital assets	(4,687)	-	(7,391)	(3,724)	(277,719)
	(30,036,058)	(13,491,712)	(15,144,811)	(13,495,436)	(28,906,851)
Increase (decrease) in cash
and cash equivalents	(32,735,702)	(15,291,734)	(4,444,205)	(158,961)	1,049,702

Cash and cash equivalents,
beginning of period	33,785,404	22,808,239	5,493,907	7,675,466	-
Cash and cash equivalents, end of period	$1,049,702	$7,516,505	$1,049,702	$7,516,505	$1,049,702

See accompanying notes to interim consolidated financial statements

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2005 and 2004
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended June 30, 2004, except as described in notes 2 and 3 below. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and should be read in conjunction with the audited annual consolidated financial statements.

Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

2.	Stock-based compensation:

Prior to July 1, 2004, the Company applied the fair value-based method of accounting prescribed by The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2005 and 2004
(Unaudited)

2.	Stock-based compensation (continued):

Section 3870 was amended to require entities to account for employee stock options using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value-based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value-based method is to increase the loss for the period by $170,605 (2004 - $157,232) and $516,760 (2004 - $303,386) for the three and nine months ended March 31, 2005, and to increase the loss for the period by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the basic and diluted loss per share by $0.01 for each of the nine months ended March 31, 2005 and 2004. There was no impact to basic and diluted loss per share for the three months ended March 31, 2005 and 2004.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2005	2004
Number of options issued	46,049	825,620
Risk-free interest rate	3.01% - 4.32%	3.2% - 4.43%
Volatility factor	120%	86% - 120%
Contractual life of options	up to 10 years	5 - 10 years
Vesting period (months)	Immediately - 24	12 - 40
Weighted average fair value of options granted	$1.34	$1.17

On August 17, 2004, the Company issued 11,049 stock options in exchange for investor relations services rendered. The fair value of these options, using the Black-Scholes fair value option pricing model, of $3,408 was expensed and recorded as contributed surplus.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2005 and 2004
(Unaudited)

2.	Stock-based compensation (continued):

On November 9, 2004, the Company issued 35,000 stock options to its employees. The fair value of these options using the Black-Scholes fair value option pricing model of $58,100 is being expensed over the award's vesting period.

On January 11, 2005, the Company issued 100,000 warrants in exchange for investor relations services rendered. The fair value of these warrants, calculated using the Black-Scholes fair value pricing model, was expensed and recorded as share and unit purchase warrants in the amount of $192,750.

3.	Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). The guideline is harmonized with Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities ("Fin 46R") and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as variable interest entities ("VIEs") and more commonly referred to as special purpose entities), in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIEs expected losses and/or expected residual returns. AcG-15, as amended, is effective for all annual and interim periods beginning on or after November 1, 2004.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2005 and 2004
(Unaudited)

3.	Consolidation of variable interest entities (continued):

The Company has adopted AcG-15 retroactively since the date of inception of the joint ventures. In accordance with AcG-15, the Company determined that each of its investments in joint ventures is a VIE and the Company is the primary beneficiary since inception of the entities. As set out in note 1(a) of the Company's annual financial statements, the Company proportionately consolidated the joint ventures and made provision for any advances to the joint ventures that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial position or results of operations as a result of the Company retroactively adopting AcG-15 at January 1, 2005.

The consolidated financial statements include the Company's share of the revenue and expenses of incorporated joint ventures as follows:

					From
					inception on
					August 17,
	Three months		Nine months		1994 to
	ended March 31,		ended March 31,		March 31,
	2005	2004	2005	2004	2005
General and administrative expenses	$1,506,607	$941,836	$4,023,898	$1,890,107	$18,857,269
Licensing and product development cost	2,996,789	2,244,723	6,440,255	3,134,146	37,316,642
Loss for the period	$4,503,396	$3,186,559	$10, 464,153	$5,024,253	$56,173,911

4.	Cash and cash equivalents:

At March 31, 2004, cash and cash equivalents include an amount carried in foreign currency of ₤375,397 ($862,846) (June 30, 2004 - ₤1,273,296 ($3,093,727)).

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2005 and 2004
(Unaudited)

5.	Out-licencing agreements:

(a) On July 13, 2004, the Company entered into a Licence, Development, Manufacturing and Supply Agreement concerning two of its products. Under the terms of this agreement, the existing licence agreement is suspended and in consideration for the suspension of the existing licence, the Company is entitled, subject to several terms and conditions, to receive four payments of U.S. $250,000 over the period ending December 31, 2005. The Company has no continuing involvement in the research and development of these products and has no obligations under the development plan established by the out-licencing agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of further development activities and regulatory approval. The Company retains an interest in revenue from the manufacture and marketing of the products or from their sub-licencing. During the quarter ended December 31, 2004, the second of the four payments was received, the specific terms and conditions were satisfied and, accordingly, the amount was reflected in income.

(b) On January 26, 2005, the Company entered into a Licence, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the research and development of this product and is required to supply the units of licenced product required for the development program. Under the terms of the agreement, the Company received a licence fee of U.S. $500,000, which is being deferred and amortized to income over a 36-month period, the expected term of the Company's obligations to earn this revenue. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercialized sale of the developed product.

During the quarter ended March 31, 2005, the Company recognized $34,461 of the licence fee received.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2005 and 2004
(Unaudited)

6.	Share capital and contributed surplus:

On September 30, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 6,601,588 units at a price of $3.15. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $3.75 for a period of 36 months. Total proceeds amounted to $20,795,002, less issuance costs of $1,822,695. The net proceeds were allocated on a relative fair value basis of $17,390,826 to capital stock and $1,581,481 to share purchase warrants using the Black-Scholes fair value option pricing model. Issuance costs include underwriter's warrants to acquire an additional 462,211 units at a price of $3.15 per unit for a period of 36 months from the date of closing with a fair value of $360,447.

7.	Commitments:

The Company entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients at a number of sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and paying a penalty of 10% of any remaining commitments.

The Company entered into a similar contract dated December 2004 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £194,527 ($448,093). The cost is based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days' notice, in which case, the Company would pay for cost to date plus a penalty equal to 10% of the remainder of the contract prices.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and nine months ended March 31, 2005 and 2004
(Unaudited)

8.	Subsequent event:

On May 2, 2005, the Company completed the acquisition of Delex Therapeutics Inc. ("Delex"), a private company developing technology for the treatment of pain. The transaction is being accounted for as an acquisition of assets. The total purchase price approximated $10,000,000 excluding contingent consideration based on the achievement of certain milestones as discussed further below. The acquisition is structured such that the Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders, the working capital in Delex and the Delex shares. 4,603,174 of such common shares are to be held in escrow for the benefit of the Delex shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000) will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The remaining 2,777,778 escrowed shares will be released from escrow upon achievement of specific milestones with respect to Delex technology and will be measured at the fair value of the Company's common shares at the time of the achievement of the respective milestone: 396,825 upon regulatory approval for a Phase II clinical trial; 634,921 upon entering a collaboration or other licensing arrangement; 1,111,112 upon initiation of the first Phase III clinical trial; and 634,920 upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the Delex shareholders.